Exhibit 99.1

So-Young International Inc. Announces Share Purchase by Controlling Shareholder

BEIJING, China, April 2, 2025 – So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments, today announced that the Company had been informed by Mr. Xing Jin, the Company’s chairman of the board of directors, chief executive officer, and controlling shareholder, that on March 31, 2025, Beauty & Health Holdings Limited, a company incorporated in the British Virgin Islands and controlled by Mr. Xing Jin, purchased a total of 4,544,820 American depositary shares (“ADSs”) representing 3,496,015.38 Class A ordinary shares of the Company in the open market in accordance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended, using personal funds (the “Share Purchase”). This increases Mr. Xing Jin’s total beneficial ownership to 24.9 % of the Company’s outstanding shares1. The ADSs were purchased at a price of US$ 0.9 per ADS, for a total aggregate purchase price of US$ 4,090,338.

The directors of our Company do not expect that the Share Purchase will have any material adverse impact on the financial position and business operation of the Company. For more details, please refer to the Company’s SEC filings, including an amended 13D/A of Mr. Xing Jin, available at https://www.sec.gov/Archives/edgar/data/1758530/000110465925030571/xslSCHEDULE_13D_X01/primary_doc.xml.

Mr. Xing Jin, chairman of the board of directors and chief executive officer of So-Young, commented, “this Share Purchase demonstrates my continued confidence in the Company and its long-term growth prospects.”

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments. The Company provides access to aesthetic treatments through its online platform and branded aesthetic centers, offering curated treatment information, facilitating online reservations, delivering high-quality treatments, and developing, producing and distributing optoelectronic medical equipment and injectable products. With its strong brand recognition, digital reach, affordable treatments and efficient supply chain, So-Young is well-positioned to serve its audience over the long term and grow along the medical aesthetic value chain.

1 The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by Mr. Xing Jin by all of the Company’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2025.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Mona Qiao

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Ms. Dee Wang

Phone: +86-10-5900-1548

E-mail: dee.wang@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com